November 17, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance – Office of Real Estate and Construction
100 F Street, N.E.
Washington, D.C. 20549
Attention: Victor Rivera Melendez

Re: Infrastructure and Energy Alternatives, Inc.
Registration Statement on Form S-3
Filed November 8, 2021
File No. 333-260876

Acceleration Request
Requested Date: November 19, 2021
Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-captioned registration statement to November 19, 2021 at 4:00 PM, Eastern Time, or as soon thereafter as may be practicable.

If you have any questions regarding the foregoing, please do not hesitate to contact Clint Smith of Jones Walker LLP at (504) 582-8429.

Sincerely,

Infrastructure and Energy Alternatives, Inc.

/s/ Erin J. Roth
By: Erin J. Roth
Title: Executive Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer

cc: Clint Smith, Jones Walker LLP